Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Skechers U.S.A., Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That Article IV, Section 1 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

Section 1.  Number of Authorized Shares.  The total number of shares of stock which the Corporation shall have the authority to issue shall be Five Hundred Eighty-Five Million (585,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated, “Common Stock” and “Preferred Stock.”  The Corporation shall be authorized to issue Five Hundred Seventy-Five Million (575,000,000) shares of Common Stock, consisting of 500 Million (500,000,000) shares of Class A Common Stock, $.001 par value per share (the “Class A Common Stock”), and Seventy-Five Million (75,000,000) shares of Class B Common Stock, $.001 par value per share (the “Class B Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, $.001 par value per share.

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 24th day of September, 2015.

By:	/s/ David Weinberg
Name:	David Weinberg
Title:	Chief Operating Officer and Chief Financial Officer